Exhibit 4.4

Description of Berkshire Hills Bancorp, Inc. Securities

Unless otherwise indicated or unless the context requires otherwise, all references in this prospectus to the “Company,” “we,” “us,” “our” or similar references mean Berkshire Hills Bancorp, Inc.

Description of Common Stock

General. The Company is authorized to issue 100,000,000 shares of common stock, par value $0.01 per share, and 2,000,000 shares of preferred stock, par value of $0.01 per share. Each share of common stock has the same relative rights as, and is identical in all respects to, each other share of common stock. All of our shares of common stock are duly authorized, fully paid and nonassessable.

Voting Rights. The holders of the common stock exclusively possess all voting power in the Company, subject to the authority of the board of directors to offer voting rights to the holders of preferred stock.

The holders of common stock are entitled to one vote per share on all matters presented to stockholders. However, the Company’s certificate of incorporation provides that a record owner of the Company’s common stock who beneficially owns, either directly or indirectly, in excess of 10% of the Company’s outstanding shares, is not entitled to any vote in respect of the shares held in excess of the 10% limit. Holders of common stock are not entitled to cumulate their votes in the election of directors.

No Preemptive or Conversion Rights. The holders of common stock do not have preemptive rights to subscribe for a proportionate share of any additional securities issued by the Company before such securities are offered to others. The absence of preemptive rights increases the Company’s flexibility to issue additional shares of common stock in connection with the Company’s acquisitions, employee benefit plans and for other purposes, without affording the holders of common stock a right to subscribe for their proportionate share of those additional securities. The holders of common stock are not entitled to any redemption privileges, sinking fund privileges or conversion rights.

Dividends. Holders of common stock are entitled to receive dividends ratably when, as and if declared by the Company’s board of directors from assets legally available therefor, after payment of all dividends on preferred stock, if any is outstanding. Under the Delaware General Corporation Law, the Company may pay dividends out of surplus or net profits for the fiscal year in which declared and/or for the preceding fiscal year, even if its surplus accounts are in a deficit position.

Dividends paid by our wholly-owned bank subsidiary, Berkshire Bank, have historically been the primary operating source of funds available to the Company, and historic financing sources have included senior debt and the issuance of trust preferred securities, preferred stock and common stock. The Company expects to use these sources of funds in the future, as well as proceeds it may obtain from the offering of common stock, preferred stock and/or debt securities for payment of dividends to its stockholders, the repurchase of its common stock and for other needs. The declaration and amount of future dividends will depend on circumstances existing at the time, including the Company’s earnings, financial condition and capital requirements, as well as regulatory limitations and such other factors as the Company’s board of directors deems relevant.

Liquidation. Upon liquidation, dissolution or the winding up of the affairs of the Company, holders of common stock are entitled to receive their pro rata portion of the remaining assets of the Company after the holders of the Company’s preferred stock, if any, have been paid in full any sums to which they may be entitled.

Certain Certificate of Incorporation and Bylaw Provisions Affecting Stock

The Company’s certificate of incorporation and bylaws contain several provisions that may make the Company a less attractive target for an acquisition of control by anyone who does not have the support of the Company’s board of directors. Such provisions include, among other things, the requirement of a supermajority vote of stockholders or directors to approve certain business combinations and other corporate actions and a related minimum price provision, several special procedural rules, a vote limitation provision and the limitation that stockholder actions may only be taken at a meeting and may not be taken by unanimous written stockholder consent.

Restrictions on Call of Special Meetings. The Company’s bylaws provide that special meetings of stockholders can be called by the board of directors, subject to the rights of any holders of preferred stock.

Board of Directors. The Company’s board of directors is not classified. Subject to the rights of holders of preferred stock, a director may be removed only for cause and only by the affirmative vote of the holders of at least 80% of the voting power of all of the outstanding shares of capital stock of the Company entitled to vote generally in the election of directors.

Amendments to Bylaws . The Company’s bylaws may be adopted, amended or repealed by action of our board of directors. Stockholders may adopt, amend or repeal the bylaws of the Company only by the affirmative vote of the holders of at least 80% of the voting power of all of the outstanding shares of the capital stock of the Company entitled to vote generally in the election of directors, in addition to any vote of the holders of any class or series of capital stock of the Company required by law or by the certificate of incorporation.

Amendments to Certificate of Incorporation. The Company’s certificate of incorporation provides that certain provisions may only be amended by the approval of 80% of the voting power of all of the outstanding shares of the voting stock of the Company.

Action by Stockholders without a Meeting. Action required or permitted to be taken at an annual or special meeting of stockholders must be effected at a duly called meeting and may not be effected by written consent of stockholders.

10% Vote Limitation . Any owner of any more than 10% of the outstanding shares of common stock of the Company may not vote shares held in excess of 10%.

Business Combinations Involving Interested Shareholders . At least 80% of the outstanding shares of voting stock of the Company must approve certain business combinations involving an interested stockholder or any affiliate of an interested stockholder. However, if a majority of directors not affiliated with the interested stockholder approve the business combination or certain pricing criteria are satisfied, the affirmative vote of a majority of the outstanding shares of the Company is sufficient to approve a business combination.

Evaluation of Offers . The Company’s certificate of incorporation provides that the Board of Directors may, in the context of opposing a tender offer, take into account all relevant factors, including, without limitation, the social and economic effect of acceptance of such offer on the Company’s present and future customers and employees and those of its subsidiaries, and the communities in which the Company and its subsidiaries operate or are located.

Restrictions on Stock Ownership

Under the federal Change in Bank Control Act, a notice must be submitted to the Federal Reserve if any person (including a company), or group acting in concert, seeks to acquire “control” of a bank holding company or savings association. An acquisition of “control” can occur upon the acquisition of 10% or more of the voting stock of a bank holding company or depository institution or as otherwise defined by the Board of Governors of the Federal Reserve System. Under the Change in Bank Control Act, the Board of Governors of the Federal Reserve System has 60 days from the filing of a complete notice to act, taking into consideration certain factors, including the financial and managerial resources of the acquirer and the anti-trust effects of the acquisition. Any company that so acquires control would then be subject to regulation as a bank holding company.